

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morizio Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Vly Road
(No. and Street)

Albany (City) NY (State) 12205 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis Morizio (518) 452-4394
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roback, Kumlander & Pehl, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

100 Saratoga Village Blvd., Suite 36, Malta, NY 12020
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED MAR 01 2004

PROCESSED MAR 25 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louis Morizio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morizio Associates, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

MARK BRIAN GROSKY
Notary Public, State of New York
No. 02GR5055178
Qualified in Saratoga County
Commission Expires Feb. 5, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



100 Saratoga Village Blvd.,
Suite 36 • Malta, NY 12020
Phone: (518) 899-5544
Fax: (518) 899-4974
E-mail: rkp@rkpcpa.com
www.rkpcpa.com

Roback, Kumlander & Pehl
Certified Public Accountants, LLP

Robert R. Roback, Sr., CPA, CFS
Timothy W. Pehl, CPA, CFP
Daniel R. Kumlander, CPA

February 3, 2004

Louis Morizio, CFP
Morizio Associates, LLC
26 Vly Road
Albany, NY 12205

Dear Louis:

While conducting the audit of the financial statements, we were pleased to see that, again, your books are in good shape. The commission statements are organized and the sales logs are complete and legible.

We did note a few things during the audit that could improve future financial reporting, provide for more accurate FOCUS reporting and reduce taxes.

Since you are a single member LLC, distributions made by the company to you are accounted for as proprietor draw (a balance sheet account). This was reported properly through your posting and acceptance of our recommended adjusting journal entries.

We also noted that certain immaterial expenses were paid for by The Center for Financial Planning on behalf of Morizio Associates, LLC. These expenses included insurance premiums, NASD dues, and certain overhead costs. You would receive greater tax savings by having these expenses included in your single member LLC, where self-employment taxes are paid on net income. Including the expenses in Morizio Associates, LLC will also provide for a more accurate accounting of the Company.

In order to abide by the net capital regulations relating to your industry please keep at least $8,000 in your operating account at all times. Even though this is $3,000 over the minimum capital allowance it will protect you from going below this level when certain accruals are factored into the equation.

We have enclosed our recommended adjusting journal entries, which must be posted to your QuickBooks file as of 12/31/03, an accounts receivable work paper as of December 31, 2003 and a final adjusted trial balance for your convenience. If you should have any questions about the above items please feel free to contact me.

Sincerely,

Daniel R. Kumlander, CPA



Members:
American Institute of Certified Public Accountants (AICPA)
Association for Investment Management and Research (AIMR)
New York State Society of Certified Public Accountants (NYSSCPA)
Financial Planning Association
Registered Investment Advisors

MORIZIO ASSOCIATES, LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2003



RK
&D

Roback, Kumlander & Pehl,
Certified Public Accountants, LLP

TABLE OF CONTENTS


RK
&P

Roback, Kumlander & Pehl
Certified Public Accountants, LLP



100 Saratoga Village Blvd.,
Suite 36 • Malta, NY 12020
Phone: (518) 899-5544
Fax: (518) 899-4974
E-mail: rkp@rkpcpa.com
www.rkpcpa.com

Roback, Kumlander & Pehl
Certified Public Accountants, LLP

Robert R. Roback, Sr., CPA, CFS
Timothy W. Pehl, CPA, CFP
Daniel R. Kumlander, CPA

INDEPENDENT AUDITORS' REPORT

Louis Morizio, CFP
Morizio Associates, LLC
Albany, New York 12205

We have audited the accompanying statements of financial condition of Morizio Associates, LLC as of December 31, 2003 and the related statements of income, changes in proprietor's capital, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morizio Associates, LLC as of December 31, 2003, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Roback, Kumlander + Pehl
Certified Public Accountants, LLP

February 3, 2004

MORIZIO ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS

Current Assets		
Cash	$	7,997
Prepaid expenses		450
Commissions receivable		10,894
Total Current Assets		19,341
Total Assets	$	19,341

LIABILITIES AND PROPRIETOR'S CAPITAL

Current Liabilities		
Accrued expenses	$	129
Total Current Liabilities		129
Proprietor's Capital		19,212
Total Liabilities and Proprietor's Capital	$	19,341

See auditors' report and notes to financial statements.

MORIZIO ASSOCIATES, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2003

Commission Income	$	166,122
General and Administrative Expenses		
Commission expense		13,079
Professional fees		2,300
Fees and licenses		820
Bank service charges		54
Total General and Administrative Expenses		16,253
Net Income	$	149,869

See auditors' report and notes to financial statements.

MORIZIO ASSOCIATES, LLC
STATEMENT OF CHANGES IN PROPRIETOR'S CAPITAL
For the Year Ended December 31, 2003

Beginning Balance	$	17,707
Net Income		149,869
Withdrawals		(148,364)
Ending Balance	$	19,212

See auditors' report and notes to financial statements.

MORIZIO ASSOCIATES, LLC
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
For the Year Ended December 31, 2003

There were no liabilities subordinated to claims of creditors in 2003.

See auditors' report and notes to financial statements.

MORIZIO ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATIONS	
Net Income	$ 149,869
(Increase) Decrease in Assets	
Prepaid expenses	(450)
Commissions receivable	(1,184)
Increase (Decrease) in Liabilities	
Accrued expenses	129
Cash Provided By Operations	148,364
CASH FLOWS FROM FINANCING ACTIVITIES	
Withdrawals by proprietor	(148,364)
Cash Used By Financing Activities	(148,364)
CASH - BEGINNING	7,997
CASH - ENDING	$ 7,997

See auditors' report and notes to financial statements.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company began operations in August of 2000 in the State of New York and is located in Albany, New York. The Company provides investment services to businesses and the general public.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, and provides one class of service, agency transactions. These transactions involve the use of mutual funds and insurance products only. The company is a non-clearing broker-dealer.

Income Taxes
The Company is a single member LLC that has elected to be taxed as a sole proprietor. Consequently, income taxes are not payable by, or provided for, the Company. The proprietor is taxed individually on his share of the Company's earnings.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 3: CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The company is exempt under rule 15c3-3 of the Securities and Exchange Commission for the use of a special reserve as the Company provides services only as a non-clearing broker.

NOTE 4: COMMISSIONS RECEIVABLE

The company is a non-clearing broker-dealer, the commissions receivable represent commissions and 12b-1 fees earned on investment transactions. The Company considers commissions receivable to be fully collectible. Accordingly, no reserve for bad debts is required.

See auditors' report.

NOTE 5: CASH FLOW INFORMATION

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

There was no cash paid for interest or income taxes during 2003.

NOTE 6: SUBORDINATED BORROWINGS

There are no subordinated borrowings at December 31, 2003.

NOTE 7: NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003 the Company had net capital of $8,139 which $3,139 was in excess of its required net capital of $5,000. The Company's net capital ratio was .02 to 1 at December 31, 2003.

NOTE 8: USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



100 Saratoga Village Blvd.,
Suite 36 • Malta, NY 12020
Phone: (518) 899-5544
Fax: (518) 899-4974
E-mail: rkp@rkpcpa.com
www.rkpcpa.com

Roback, Kumlander & Pehl
Certified Public Accountants, LLP

Robert R. Roback, Sr., CPA, CFS
Timothy W. Pehl, CPA, CFP
Daniel R. Kumlander, CPA

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Louis Morizio, CFP
Morizio Associates, LLC
Albany, New York 12205

In planning and performing our audit of the financial statements and supplemental schedules of Morizio Associates, LLC (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the owner, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Roback, Kumlander + Pehl

Certified Public Accountants, LLP

February 3, 2004

MORIZIO ASSOCIATES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2003

Net Capital		
Total proprietor's capital	$	19,212
Add:		
Subordinated borrowing allowable		-
Total Capital and Subordinated Borrowings		19,212
Deductions and/or charges:		
Nonallowable assets		11,100
Net capital before haircuts on securities positions		8,112
Haircuts on securities		-
Net Capital	$	8,112
Aggregate indebtness:		
Other accounts payable and accrued expenses	$	129
Items not included in statement of financial		
Unrecorded amounts		-
Total Aggregate Indebtness	$	129
Computation of basic net capital requirement		
Minimum net capital required based on aggregate ind	$	9
Minimum dollar requirement	$	5,000
Excess net capital over minimum dollar requirement	$	3,112
Excess net capital at 1,500 percent	$	8,103
Excess net capital at 1,000 percent	$	8,099
Ratio: Aggregate indebtedness to net capital		.02 to 1

See auditors' report and notes to financial statements.

MORIZIO ASSOCIATES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2003

Reconciliation with company's computation included in Part II of Form X-17a-5		
Net Capital from Part II (unaudited) FOCUS report	$	7,305
Allowable assets not originally reported:		
Commissions receivable		243
Non-allowable assets originally reported		
Cash		(27)
Net non-allowable liabilities originally reported:		
Accounts payable and accrued expenses		591
Net Captial Per Above	$	8,112

See auditors' report and notes to financial statements.

MORIZIO ASSOCIATES, LLC
SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
As of December 31, 2003

The company is a non-clearing broker dealer and is exempt from the reserve requirement under rule 15c3-3 of the Securities and Exchange Commission.

See auditors' report and notes to financial statements.

MORIZIO ASSOCIATES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
As of December 31, 2003


The company does not enter into transactions that relate to possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission.

See auditors' report and notes to financial statements.